UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Boulder Brands, Inc.

(Name of Subject Company)

Boulder Brands, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

101405108

(CUSIP Number of Class of Securities)

Timothy R. Kraft, Esq.

Chief Legal Officer and Corporate Secretary

1600 Pearl Street, Suite 300

Boulder, Colorado 80302

(303) 652-0521

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Philip Richter, Esq.

Matthew Soran, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

(212) 859-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on December 9, 2015 (together with the Exhibits or Annexes thereto, the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer of Slope Acquisition Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Pinnacle Foods Inc., a Delaware corporation (“Pinnacle”), to purchase all outstanding shares of common stock, par value $0.0001 per share (each a “Share”), of Boulder Brands, Inc., a Delaware corporation (the “Company”), at a price of $11.00 per Share, net to the seller in cash, without interest, less any required withholding taxes, disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits or Annexes thereto, the “Schedule TO”), filed by Purchaser and Pinnacle with the SEC on December 9, 2015, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 9, 2015, and in the related Letter of Transmittal, copies of which are incorporated by reference in the Schedule 14D-9 as Exhibits (a)(1) and (a)(2), respectively.

This Amendment No. 1 to the Schedule 14D-9 is being filed to amend and supplement Item 9 of the Schedule 14D-9 by attaching as an Exhibit to the Schedule 14D-9 a presentation given by Pinnacle’s Chief Executive Officer Robert J. Gamgort to Company employees at a town hall meeting on December 10, 2015 at the Company’s Boulder, Colorado headquarters (the “Town Hall Meeting”).

Item 9

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.

(a)(13)	Slide Presentation used during the Town Hall Meeting, dated December 10, 2015 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO-T/A of Purchaser and Pinnacle, filed with the SEC on December 10, 2015).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOULDER BRANDS, INC.

Date: December 10, 2015	By:	/s/ Christine Sacco
	Name:	Christine Sacco
	Title:	Chief Financial Officer

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